SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)
{X} QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE
    ACT OF 1934.

For the fiscal years ended December 31, 1999 and 1998

{ } TRANSITION  REPORT  PURSUANT  TO  SECTION  13 OR 15(d) OF THE  SECURITIES
    EXCHANGE ACT OF 1934.

For the transition period from ........ to .........


                         Commission file number: 0-22268




                          NATIONAL RV, INC. 401(K) PLAN
                            (Full title of the plan)





                          NATIONAL R.V. HOLDINGS, INC.
                              3411 N. Perris Blvd.
                            Perris,  California  92571  (Name of  issuer  of the
             securities held pursuant to the plan and the address of its principal executive office)

                          NATIONAL RV, INC. 401(K) PLAN



                                Table of Contents
                                -----------------
                                                                          Page
                                                                          ----
Report of Independent Auditors ..........................................   3

Financial Statements:

  Statement of Net Assets Available for Plan Benefits,
  December 31, 1999 and 1998 (Modified Cash Basis) ......................   4

  Statement of Changes in Net Assets Available for Plan Benefits,
  For the Year Ended December 31, 1999 (Modified Cash Basis) ............   5

Notes to Financial Statements ........................................... 6 - 9

Supplemental Schedule:

  Item 4i - Schedule of Assets Held for Investment Purposes at
            December 31, 1999 ...........................................  10

Signature ...............................................................  11

                         Report of Independent Auditors

Board of Directors of
National RV, Inc.

We were engaged to audit the accompanying financial statements and schedule (modified cash basis) of National RV, Inc. 401(k) Plan (the Plan) as of December 31, 1999 and 1998, and for the year then ended as listed in the accompanying table of contents. These financial statements and schedule are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the Plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the investment information summarized in Note 6, which was certified by OppenheimerFunds, Inc. and Investors Fiduciary Trust Company, agent for the Trustee and Trustee, respectively, except for comparing such information with the related information included in the financial statements (modified cash basis). We have been informed by the Plan administrator that the agent for the Trustee and Trustee hold the Plan's investment assets and execute investment transactions. The Plan administrator has obtained a certification from the agent for the Trustee and Trustee as of and for the year ended December 31, 1999 and 1998, that the information provided to the Plan administrator by them is complete and accurate.

As described in Note 2, the Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedule (modified cash basis) taken as a whole. The form and content of the information included in the financial statements and schedule (modified cash basis) for the year ended December 31, 1999, other than that derived from the investment information certified by the agent for the Trustee and Trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/SWENSON ADVISORS, LLP
------------------------

SWENSON ADVISORS, LLP
Temecula, California
October 13, 2000

                                NATIONAL RV, INC
                                  401 (k) PLAN

              Statement of Net Assets Available for Plan Benefits
                              (Modified Cash Basis)
                           December 31, 1999 and 1998




                                     Assets
                                 --------------
                                                          1999           1998
                                                       ----------     ----------
Investments, at fair value:
       Money market account                            $  35,178      $   5,556
       Mutual funds                                      207,224         47,515
       Employer securities                                46,484         13,698
                                                       ----------     ----------
Net assets available for plan benefits                 $ 288,886      $  66,769
                                                       ==========     ==========













            See Accompanying Notes and Report of Independent Auditors

                                NATIONAL RV, INC
                                  401 (k) PLAN

         Statement of Changes in Net Assets Available for Plan Benefits
                              (Modified Cash Basis)
                      For the Year Ended December 31, 1999

Addition to Net Assets Attributed To:
Investment income:
      Interest income                                                 $     871
      Net realized and unrealized loss on investments                    (4,008)
                                                                      ----------
                                                                         (3,137)
                                                                      ----------
Contributions
      Participants                                                      204,262
      Employer                                                           27,581
                                                                      ----------
                                                                        231,843
                                                                      ----------
Total additions                                                         228,706
                                                                      ----------

Deductions from Net Assets Attributed To:
      Benefits paid to participants                                       6,589
                                                                      ----------
Total deductions                                                          6,589

Net increase in net assets available for plan benefits                  222,117

Net assets available for plan benefits at:
        Beginning of year                                                66,769
        End of year                                                   $ 288,886
                                                                      ==========




            See Accompanying Notes and Report of Independent Auditors

                                NATIONAL RV, INC.
                                   401(k) PLAN

                          Notes to Financial Statements
                 For the Years Ended December 31, 1999 and 1998

Note 1 - Description of Plan

     The following description of the National RV, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     General: The Plan, effective January 1, 1998, is a Section 401(k) pension plan sponsored by National RV, Inc. (the Company and the Sponsor), covering all full time employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Investors Bank and Trust is the Plan Trustee, with OppenheimerFunds, Inc. and Investors Fiduciary Trust Company as agent for the Trustee and Trustee, respectively. National RV, Inc., the Plan administrator, has contracted with United Pensions Incorporated for administration and management of the Plan. Employees who have reached the age of 20 years and have completed one year of service with the Company are eligible to participate in the Plan. Participation continues until retirement, disability, termination of employment or death, at which time the participant's account balance becomes payable. Certain expenses incurred in the administration and management of the Plan are paid by the Company.

     Effective January 1, 1999, the Plan was amended to include employees who were transferred to National RV Holdings, Inc., an affiliated company. Only National RV Holdings, Inc. employees who perform all of their service for or on behalf of National RV, Inc. are eligible to become contributing participants.

     Contributions: The Sponsor makes matching 401(k) contributions to the Plan of 20% of the amount the participant contributes. However, no matching contribution will be made in excess of 5% of the participants compensation. The matching contributions begin after the participant has completed two years of service. Participants may make contributions to the 401(k) Plan in an amount of not more than 15% of their compensation, subject to maximum annual legal limits. The Sponsor may also make nonelective contributions which will be allocated to the participants in the ratio of the participant's compensation to the total compensation of all participants

     Vesting:   Participants   are   immediately   vested  in  their   voluntary
contributions plus actual earnings and any employer matching contributions.

     Payment of benefits: Upon termination of service, a participant may elect to receive either a lump sum cash payment equal to the value of his or her vested account, or installment payments. However, if the value of the vested account is less that $5,000, the payment will be a lump sum payment equal to the value of the vested amount.

     Participant loans: The Plan does not permit participant loans.

     Basis of accounting: The financial statements have been prepared under the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. All income and expense items not described below are recognized when received or paid. Investments are adjusted to fair market value quarterly.

     Investments: The Plan's investments are stated at fair value. The net increase or decrease in market value of investments is the difference between market value and cost at the beginning and end of the Plan year.

                                NATIONAL RV, INC.
                                   401(k) PLAN

                          Notes to Financial Statements
                 For the Years Ended December 31, 1999 and 1998

Note 2 - Summary of significant accounting policies

     Contributions: Employer and employee 401(k) contributions are recognized in the period in which the related compensation is earned.

     Benefit obligations: The Plan does not accrue for benefits payable to participants who have elected to withdraw from the Plan, but who were not paid from the Plan as of December 31 of the Plan year.

     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3 - Tax status

     The Plan is in the process of obtaining a determination letter from the Internal Revenue Service that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan is designed in compliance with the applicable requirements of the Internal Revenue Code and they believe it is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 4 - Plan termination

     Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 5 - Investment options

     Contributions may be directed by the participant to be invested in six different investment vehicles or any combination thereof. Participants may elect to change their investment options and transfer their account balances among the different investment accounts at any time. The investment options vary in their degree of risk and investment strategy. The accounts primarily have investments in common stocks, bonds, short-term securities, and government securities. The investment options discussed below are managed by OppenheimerFunds, Inc.

     The investments are allocated to the following funds at the participant's direction:

     Cash Reserves - This money market fund invests in a variety of high-quality money market investments to seek current income. Money market investments are short-term, U.S. dollar-denominated debt instruments issued by the U. S. government, domestic and foreign corporations, and financial institutions and other entities. They include, for example, bank obligations, repurchase agreements, commercial paper, other corporate debt obligations and government debt obligations. These instruments must be rated in the highest credit-quality category for short-term securities by nationally recognized rating services or must be considered of comparable quality to rated securities.

                                NATIONAL RV, INC.
                                   401(k) PLAN

                          Notes to Financial Statements
                 For the Years Ended December 31, 1999 and 1998

Note 5 - Investment options, continued

     Quest Value Fund, Inc. - This fund seeks capital appreciation by investing in common stocks of U.S. issuers that are believed to be undervalued in the marketplace. The fund may also invest in other equity securities, such as preferred stocks, warrants, and debt securities convertible into common stocks. Under normal market conditions, the fund invests at least 75% of its total assets in equity securities.

     Total Return Fund, Inc. - This fund seeks high total return by investing mainly in equity securities for the purpose of seeking capital appreciation or debt securities to seek current income depending on economic conditions. The fund will hold common stocks, preferred stocks, and securities convertible into common stocks for capital appreciation. It will hold common stocks that pay dividends or debt securities such as corporate bonds, notes, and debentures and U.S. government securities for income. The equity investments of the fund are primarily in medium and large capitalization issues of $2.5 billion or more.

     Capital Income Fund - The primary objective of the fund is to seek current income while conserving principal. A second objective is capital appreciation. The fund normally invests 65% of its total assets in equity and fixed-income securities that are expected to generate income. The fund mainly invests in equity securities, such as dividend-paying common stocks, preferred stocks, and securities convertible into common stock, of domestic and foreign issuers of varying capitalization ranges. The fund also invests in corporate and government bonds and debentures of domestic and foreign issuers.

     High Yield Fund - The primary objective of the fund is to seek a high level of current income by investing in a diversified portfolio of high-yield, lower-rated fixed income securities that do not involve undue risk. Under normal market conditions, the fund invests at least 80% of its total assets in fixed-income securities and at least 65% of its total assets in high-yield, lower grade fixed-income securities (junk bonds). The balance of the assets are invested in debt securities, cash or cash equivalents, or common stock.

     The participants also have the option to purchase common stock of National R.V. Holdings, Inc., the sponsor of the plan.

     The Plan's investment income is allocated in the same proportion that each participant's account balance bears to the investment fund balance.

Note 6 - Information certified to the Plan

     The following is a summary of the information included in the Plan's financial statements that was prepared by OppenheimerFunds, Inc. and Investors Fiduciary Trust Company and furnished to the Plan administrator. They have certified that such information is complete and accurate.

                                NATIONAL RV, INC.
                                  401 (k) PLAN

                          Notes to Financial Statements
                 For the Years Ended December 31, 1999 and 1998

Note 6 - Information certified to the Plan, continued

     Assets available for Plan benefits at December 31, 1999 and 1998:

                                                    1999             1998
                                                 ----------       ----------
          Quest Value Fund                       $  59,998        $  14,869
          High Yield Fund                           30,449            5,845
          Capital Income Fund                       44,925           11,203
          Total Return Fund                         71,942           15,598
          Cash Reserves                             35,178            5,556
          Employer Securities                       46,484           13,698
                                                 ----------       ----------
                                                 $ 288,976        $  66,769
                                                 ==========       ==========


     Each investment represents 5 percent or more of the Plan's net assets.

     Additions to net assets for 1999 and 1998 are as follows:

          Interest income                        $     871        $      37
                                                 ==========       ==========

          Net realized and unrealized
          (loss)/gain on investments             $  (4,009)       $   4,307
                                                 ==========       ==========

                                NATIONAL RV, INC.
                                   401(k) PLAN

            Item 4i - Schedule of Assets Held for Investment Purposes

                        Identification Number: 33-0835022
                                Plan Number: 001

                                December 31, 1999



          Identity of Issue,                 Description of Investment
         Borrower or Similar           Including Maturity date, Rate of Interest                   Current
               Party                       Collateral, Par or Maturity Value          Cost          Value
---  ----------------------------      -----------------------------------------    --------      ---------
 *   OppenheimerFunds, Inc.               Quest Value Fund                          $     **      $  59,998
 *   OppenheimerFunds, Inc.               High Yield Fund                                 **         30,449
 *   OppenheimerFunds, Inc.               Capital Income Fund                             **         44,925
 *   OppenheimerFunds, Inc.               Total Return Fund                               **         71,942
 *   OppenheimerFunds, Inc.               Cash Reserves                                   **         35,178
 *   National R.V. Holdings, Inc.         National R.V. Holdings, Inc. Stock              **         46,484
                                                                                    --------      ---------
           Total Investments                                                        $     **      $ 288,976
                                                                                    ========      =========



 *  A party-in-interest as defined by ERISA

**  Cost data not provided

                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, National R.V. Holdings, Inc. has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                              NATIONAL RV, INC. 401(K) PLAN

         Date: August 24, 2001                 By /s/ BRADLEY C. ALBRECHTSEN

                                                 Bradley C. Albrechtsen
                                                 Plan Administrator